SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XVII variable Rate Notes in a principal amount of ARS 171,789,776, due 2016.

The Company informs that on December 12, 2014, will start the payment of the first installment of interests related to the Series XVII Notes issued on September 12, 2014.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	December 12, 2014
Number of service to be paid:	First installment of interests
Period comprised by the payment:	September 12, 2014/December 12, 2014
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS)
Outstanding Capital:	ARS 171,789,776
Annual Nominal Interest Rate:	22.5297%
Interest being paid	ARS 9,649,420.89
Capital being paid	-

Interests will be paid to the noteholders at whose name the Notes were registered on December 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 5, 2014